SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             Boston Financial Qualified Housing Tax Credits L.P. II
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                       (Name of Subject Company [Issuer])

                   Everest Housing Investors 2, L.P. (offeror)
                     Everest Properties, Inc. (other person)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $90,000 (1)            Amount of Filing Fee: $18 (2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Housing Investors 2, L.P. ("Everest" or the "Purchaser"), a California limited partnership, to purchase up to 3,000 units ("Units") of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. II (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     SUMMARY OF THE OFFER

     The second bullet point is hereby amended and restated in its entirety as follows:

     "No tax credits remain, according to the Partnership. For each $1,000 Unit originally purchased, purchase price of Units, approximately $1,479 of tax credits have been allocated to Unit Holders through 2004. While no further tax credits are expected, Unit Holders are still subject to possible recapture of tax credits already taken if a Partnership property fails to comply with ongoing legal requirements. See "Appendix A." Unit Holders who sell their Units will cut off any risk of credit recapture tax liability from this investment after 2004."

     CERTAIN INFORMATION CONCERNING THE PURCHASER

     Prior Acquisitions of Units and Prior Contacts

     A new paragraph is added as the second full paragraph of the section, as follows:

     "The Purchaser and certain affiliates have requested from the Partnership and certain affiliated limited partnerships, and their general partners, specific books and records of the Partnership and such other limited partnerships, including the partnership agreements, financial statements, mortgages and regulatory agreements for the properties owned by the Local Limited Partnerships described in Appendix A to the Offer to Purchase. The Purchaser believes it is entitled to such books and records as a limited partner of the Partnership, and has requested the information in order to be able to estimate a value for the Partnership. The Partnership's general partner has refused to provide the requested information to the Purchaser, claiming that such documents are not books and records of the Partnership. Without such information, the Purchaser is unable to estimate the value to the Partnership of its investment in any Local Limited Partnership, and consequently cannot estimate any value for the Partnership as a whole. The Partnership, the Purchaser, and their affiliates described above, are in litigation to determine the rights of the Purchaser and its affiliates to obtain access to the information they have requested and to seek corresponding declarations and injunctive orders. The pending case was filed on August 24, 2004, in the Superior Court, Suffolk, Massachusetts, as Civil Action No. 04-3749-BLS."

     DETERMINATION OF OFFER PRICE

     The second paragraph in this section is hereby amended and restated in its entirety as follows:

     "Purchaser is making a speculative offer based on the unique circumstances of the Partnership. Purchaser set its offer price by assuming future operating passive tax losses generated by the Partnership will be consistent with the average of recent past years (approximately $60 per Unit per year), assuming it operates through [2007], and estimating the future tax benefit to Purchaser of such assumed future passive losses. Purchaser also reviews the prior offers of which Purchaser is aware and the secondary market trading information in Direct Investment Spectrum, and selects a price that Purchaser believes is sufficiently high to motivate Unit Holders to sell their Units but no more than Purchaser's estimate of the future tax benefit to Purchaser of such assumed future passive losses. Purchaser made no attempt to estimate the value of the Partnership or its liquidation value because Purchaser does not have the information necessary to make such an estimate. "

     EFFECTS OF THE OFFER

     Limitations on Resales

     A new sentence is added to the end of the paragraph, as follows:

     "Because the Units of the Partnership are not traded in any readily available market, the Purchaser believes it is highly improbable that the Partnership would receive requests to transfer 50% or more of the Units in any 12 month period, even after including transfers resulting from the Offer."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2004



                            EVEREST HOUSING INVESTORS 2, L.P.
                            By: Everest Properties, Inc., General Partner


                                By: /S/ DAVID I. LESSER
                                ------------------------
                                David I. Lesser
                                Executive Vice President


                           EVEREST PROPERTIES, INC.


                           By: /S/ DAVID I. LESSER
                               ------------------------
                               David I. Lesser
                               Executive Vice President